Target Arm Inc.



ANNUAL REPORT

12 FISHER LN

RIDGEFIELD, CT 06877

(203) 434-5866

https://www.targetarm.com

This Annual Report is dated April 21, 2025.

BUSINESS

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. Our cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship products, Tular and Ralar.

Tular and Ralar are revolutionary devices enabling the autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. Our Tular line of products now includes Ralar (Robotic Arm Launch and Recovery), along with 3 AI-enhanced software products (TRACKR Sensor Fusion Engine, TurboFly Wrap Around Flight Controller, and Maestro Mission Controller). With ten AFWERX and US Army Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) contracts, Target Arm has used DoD non-dilutive funding over $5.2M to accelerate R&D. Combined with over $2.5M in venture funding to date, Target Arm has been able to reach Minimally Viable Product (MVP) and has now made its first commercial sale in March 2025.

Intellectual Property

Target Arm Inc. holds intellectual property, including patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey McChesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Maritime

US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object – Space.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular."

Target Arm has applied for an additional Ralar patent with this USPTO, application US 18/897,012, Method for precision localization of aircraft in dynamic Euclidean reference frames while moving. That patent application is pending.

Target Arm has also applied for the trademark for "Ralar" and that trademark is pending final review.

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,200,000.00

Number of Securities Sold: 57,508

Use of proceeds: Pre-stock split of 20:1 - Sales and Marketing, Research and Development, Working Capital, Salaries

Date: January 26, 2021

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $583,408.55

Number of Securities Sold: 412,680

Use of proceeds: Startup Funds

Date: February 28, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

• Revenue
Our revenue decreased from 2023 ($566,574) to 2024 ($219.098). Since the company has been developing its products through R&D during these years, access to US Government (USG) R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts to include a professional sales consultant firm for lead generation and professional proposal writing. These efforts were mostly unsuccessful in 2024, with only two major initiates culminating in new revenue. The first was as a subcontractor to the Air Force Research Laboratory's Small Hybrid Aerial Refueling Kit (SHARK) when we teamed with Prime Contractor Legionnaire International. The Company's portion of this $3.09M contract is to integrate multiple sensors with our TRACKR sensor fusion engine for autonomous air-air refueling. Unfortunately, the Air Force has delayed the major portions of this contract, awaiting clarity of their Autonomous Air-Air Refueling initiatives to support the National Security Strategy. Even with the lack of specific guidance and funding, Legionnaire has continued engaging Target Arm for sensor and software integration in 2025. We are both hopeful the Air Force restarts the contract, but with a new Administration, there is no guarantee that will happen.
In addition, Target Arm was selected for a major Army SBIR Phase 2 contract in late 2024 for @2.04M on a 24-month payout beginning in February 2025 of $85,234.63/month. This is a substantial recurring revenue stream for Target Arm and provides much needed cash flow stability. This was the ninth SBIR/STTR contract awarded to Target Arm and its first with the US Army directly.
In January of 2025, Target Arm was awarded another AFWERX SBIR Phase 1 for further R&D on our Ralar product. That award was for $74,927, and the Company has already received $29,970 of that award, with another $44,947 pending payment for the final report that was submitted April 17, 2025.
Lastly, Target Arm signed its first commercial contract with Recon Rig Inc. This contract will generate an initial deposit of $13,830, and thereafter a monthly lease payment of $3,064.92 for 24 months.
Considering current contracts, Target Arm estimates approximately $1M in revenue from these contracts for 2025. Any future awards or contracts will additive to our 2025 revenue.
We anticipate the primary factors affecting our future commercial revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies could become a reality. As for military revenue, we anticipate first sales in 2026 considering their focus on expanding R&D to an Arsenal Modular Mission Payload for swarming drones.
Costs of Sales & Expenses
We were pre-sales and the costs of sales were 2023 (zero) to 2024 ($6,872). The Operating Expenses from 2023 ($1,418,805) to 2024 ($1,034,104) decreased due to a drawdown of personnel in October and a planned reduction of variable costs. Current Assets decreased from 2023 ($287,160) to 2024 ($83,450) and General and Administrative Expenses also decreased from 2023 ($1,348,628) down to 2024 ($886,026). This was driven by reducing headcount salaries and costs substantially from 10 to 3. The released engineers are highly skilled and are high-wage jobs and Target Arm is the process of rehiring replacements now. Consequently, we expect G&A expenses to ramp back in 2025. Again, being pre-sales last year, there have not been any substantive changes in Gross Margins. The primary factor to consider for Gross Margins is the effect of raw and machined materials and electronics from overseas. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins in 2025 and beyond.
For 2025, increased hiring and increasing salaries are the predominant drivers of expenses in the company.
• Historical results and cash flows:
As a highly innovative R&D company, we plan to continue creating new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and

commercial R&D contracts for innovation. Secondly, we now have five Minimally Viable Products that we are currently selling across both DoD and commercial customers. We anticipate that sales may approach or surpass research and development (R&D) contract revenues in 2025. As the drone industry continues to develop, we aim to expand our market presence. Industry reports suggest that the drone last-mile delivery market is projected to grow at a compound annual growth rate (CAGR) of 49%. While we are working to position ourselves in this growing market, there can be no guarantee of achieving similar growth rates or market share.

While the nascent drone industry was an economic factor during 2023 and 2024, we believe Target Arm made substantial and adequate operational decisions on headcount and expenses to move toward commercialization in 2025, in preparation for market emergence. Anticipating this market emergence and public acceptance in 2025 and beyond, the company deployed some of its Assets from 2023 ($1,155,821) to 2024 ($943,356), to ensure adequate headcount and depth of engineering expertise. Headcount was reduced in relation to R&D contract revenue, to remain lean while awaiting the reversal of awards. This reversal did occur late in 2024 and has continued well into 2025.

One of our 2025 goals is to increase product adoption and potentially increase our YoY revenue.* We aim to pursue this growth through commercial sales to both the Department of Defense (DoD) and private-sector drone operators utilizing drones on the move.

*The statement regarding our revenue goal is forward-looking and represents management's aspirations based on current plans, market conditions, and assumptions. There is no assurance that this goal will be achieved. Revenue growth depends on various factors, including market demand, competition, successful execution of contracts, regulatory approvals, and other unforeseen events. Past performance does not predict future outcomes.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $29,105.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Savings Bank of Danbury - Commercial Mortgage Variable Rate
Amount Owed: $662,312
Interest Rate: 5.95%
Maturity Date: January 31, 2048

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeffrey A. McChesney
Jeffrey A. McChesney's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman, CEO and Founder
Dates of Service: January, 2020 - Present
Responsibilities: Principal Executive and Decision Maker as CEO. Jeffrey will be providing Form C sign-off as the Company's Principal Accounting Officer. Salary: $180,000 with plans to receive equity compensation in the future.

Other business experience in the past three years:
• Employer: Gladiator Therapeutics LLC
Title: Advisor, Board of Advisors
Dates of Service: August, 2020 - Present
Responsibilities: Advisor

Other business experience in the past three years:
• Employer: Meriki Capital Inc.
Title: President and Secretary
Dates of Service: May, 2020 - Present
Responsibilities: Manage the personal holding company

Other business experience in the past three years:
• Employer: MJM Creations LLC
Title: Managing Member
Dates of Service: July, 2022 - Present
Responsibilities: Manage the holding company to commercialize my deceased son's Artwork.

Other business experience in the past three years:
• Employer: TA Properties New Milford, LLC
Title: Managing Member
Dates of Service: December, 2022 - Present
Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Other business experience in the past three years:
• Employer: Mass Innovation Network
Title: Board Advisor
Dates of Service: November, 2021 - Present
Responsibilities: Board Advisor

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: SVP/Lead Engineer & Co-Founder
Dates of Service: January, 2020 - Present
Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 32% of salary.

Other business experience in the past three years:
• Employer: 101 Milwaukee Avenue LLC
Title: Member
Dates of Service: December, 2015 - Present
Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:
• Employer: High Street 6 LLC
Title: Member
Dates of Service: November, 2019 - Present
Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day-to-day operations.

Other business experience in the past three years:
• Employer: Silver Brook Mill LLC
Title: Member
Dates of Service: December, 2023 - Present
Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day role.

Name: Eric David Achtmann
Eric David Achtmann's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member & Director
Dates of Service: January, 2021 - Present
Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:
• Employer: Relief international Alliance (501c3 international NGO)
Title: Vice Chairman
Dates of Service: September, 2023 - Present
Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:
• Employer: Celdara Medical
Title: Non-Executive Director, Member Audit Committee
Dates of Service: January, 2009 - Present
Responsibilities: See above

Other business experience in the past three years:
• Employer: Yewmaker Ltd.
Title: Founding Non-Executive Director
Dates of Service: July, 2021 - Present
Responsibilities: See above

Other business experience in the past three years:
• Employer: Arowana Capital
Title: Member Board of Advisors
Dates of Service: December, 2020 - Present
Responsibilities: See above

Other business experience in the past three years:
• Employer: VivoPower PLC
Title: Member, Board of Advisors
Dates of Service: January, 2020 - Present
Responsibilities: See above

Other business experience in the past three years:
• Employer: Aclys Bio Corp. (Formerly Javelin Oncology)
Title: Non-Executive Director
Dates of Service: January, 2019 - Present
Responsibilities: see above

Other business experience in the past three years:
• Employer: VeriTX Inc.
Title: Non-Executive Director

Dates of Service: July, 2020 - March, 2023
Responsibilities: see above

Other business experience in the past three years:
• Employer: Meggitt PLC
Title: Founding Member, Technology Advisory Board
Dates of Service: March, 2018 - September, 2021
Responsibilities: See above

Other business experience in the past three years:
• Employer: Global Capital X
Title: Founder & Managing Director
Dates of Service: January, 2007 - Present
Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold
Douglas Andrew Neugold's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: January, 2021 - Present
Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no salary; Equity: Grants as and when determined.

Other business experience in the past three years:
• Employer: Univercells SA, Belgium.
Title: Chairman of The Board
Dates of Service: July, 2016 - Present
Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:
• Employer: Rebion, Boston MA
Title: Director, Investor
Dates of Service: November, 2019 - Present
Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:
• Employer: Definitive Biotechnologies
Title: Director, Investor
Dates of Service: April, 2021 - Present
Responsibilities: Inputs in all areas as needed. Help raise capital as needed

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jeffrey A. McChesney
Amount and nature of Beneficial ownership: 22,632,343
Percent of class: 73.1

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

• Common Stock
The amount of security authorized is 40,000,000 with a total of 25,585,127 outstanding.
Voting Rights
One vote per share. Please see Voting Rights of Securities Sold in this Offering below.
Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in

the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total securities outstanding above excludes 5,375,619 stock options awarded at various stages of vesting schedules.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. • Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. • Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. • Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. The Company has a both a Board of Directors and a Board of Advisors, with highly experienced advisors from outside the Company to provide assistance and guidance. • If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $4.810M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional funds either through equity or credit in order to support our working capital requirements as we grow. In the future, raising additional capital may be in a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only assets remaining to generate a return on your investment could be our intellectual property and our property ownership of our Laboratory. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. The Company currently has two Lines of Credit with $150,000 available from Meriki Capital Inc. (which is solely owned by our CEO and Founder Mr. McChesney) and $9,200 available from Chase Bank from an executed $150,000 line of credit. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. • Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. • We may never gain substantial sales of our operational products or services While we have made our first sale of Ralar in March of 2025, it is possible that we may not gain substantial sales of our operational products or that the products. In addition, it is possible that the failure to release future products or services may be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. • Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. • Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. While we are just now entering initial sales, we are currently in the research and development stage for other prototyped products. Delays or cost overruns in the development of other products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Currently, the USA's trade negotiations and tariffs across the globe have created widespread uncertainty for costs and access to supplies and logistics. There is no guarantee these negotiations will prove favorable to the Company, and could become unfavorable for continued production and R&D. • Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Our first commercial contract is a leasing arrangement and the Company retains indemnity for performance of our products. • Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. • Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. • We are an early-stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively low revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We are an early-stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. • Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. • Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. • Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. • We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. • The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. • Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. • Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. • Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. • Regulatory Changes The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies. This is a rapidly changing landscape both in the USA and in foreign countries' airspace that we intend to sell products and services. • Certification and Safety Requirements Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption. • Technological Adaptation and Innovation Risk The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete. • Intellectual Property Protection and Litigation Risk While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations. • Market Acceptance and Competition Risk The commercial success of Target Arm's Tular and Ralar devices are not guaranteed. Market acceptance is influenced by factors such as cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability. • Government Contracting and Funding Risk A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction. • Cybersecurity and Data Privacy Risk Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation. • Manufacturing and Supply Chain Risk Target Arm's ability to produce and deliver its Tular and Ralar devices depend on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand. The current geopolitical climate for global tariffs is very uncertain, and there is no guarantee that international agreements will be more or less favorable to the Company. • Economic and Sector-Specific Market Conditions Risk The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, adverse public opinion with commercial drones or reduced investment in autonomous technologies could adversely affect Target Arm's business. • Product Liability and Safety Risk Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2025.

Target Arm Inc.

By   /s/ *Jeffrey A. McChesney*

    Name: <u>Target Arm Inc.</u>

    Title: CEO & Founder

Exhibit A

FINANCIAL STATEMENTS

TARGET ARM INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Target Arm Inc.
Ridgefield, Connecticut

Opinion

We have audited the accompanying consolidated financial statements of Target Arm, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024, and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and 2023, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 14, 2025
Los Angeles, California

TARGET ARM, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				(91,348.00)
Current Assets:				
Cash & Cash Equivalents	$	29,105	$	266,551
Accounts Receivable, net		39,692		-
Prepaids and Other Current Assets		14,653		20,609
Total Current Assets		**83,450**		**287,160**
Property and Equipment, net		857,097		868,241
Intangible Assets		2,389		-
Security Deposit		420		420
Total Assets	**$**	**943,356**	**$**	**1,155,821**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	13,589	$	12,281
Line of Credit		147,953		-
Current Portion of Loans and Notes		13,256		11,969
Total Current Liabilities		**174,798**		**24,250**
Promissory Notes and Loans		662,312		676,606
Total Liabilities		**837,110**		**700,856**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 40,000,000 shares authorized, 25,585,127 issued and outstanding as of December 31, 2024 and 1,258,737 issued and outstanding as of December 31, 2023		271		13
Equity Issuance Costs		(58,371)		-
Additional Paid in Capital		2,359,864		1,806,398
Accumulated Deficit		(2,195,518)		(1,351,446)
Total Stockholders' equity		**106,246**		**454,965**
Total Liabilities and Stockholders' equity	**$**	**943,356**	**$**	**1,155,821**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	219,098	$	566,574
Cost of Goods Sold		6,872		-
Gross profit		**212,226**		**566,574**
Operating expenses				
General and Administrative		886,026		1,348,628
Research and Development		37,646		63,571
Sales and Marketing		110,432		6,607
Total operating expenses		**1,034,104**		**1,418,805**
Net Operating Loss		**(821,878)**		**(852,231)**
Interest Expense		(46,122)		(38,354)
Other Income/(Loss)		23,928		6,076
Loss before provision for income taxes		**(844,072)**		**(884,509)**
Benefit/(Provision) for income taxes		-		-
Net Loss	$	**(844,072)**	$	**(884,509)**

See accompanying notes to financial statements.

TARGET ARM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Amount	Additional Paid-In Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**1,258,373**	**$ 13**	**$ 1,807,267**	**$ -**	**$ (466,937)**	**$ 1,340,343**
Capital Distribution	-	-	(1,121)	-	-	(1,121)
Share-Based Compensation	-	-	252	-	-	252
Net Loss	-	-	-	-	(884,509)	(884,509)
Balance—December 31, 2023	**1,258,373**	**$ 13**	**$ 1,806,398**	**$ -**	**$ (1,351,446)**	**$ 454,965**
Common stock issuance	24,326,754	258	481,826	(58,371)	-	423,712
Share-Based Compensation	-	-	71,640	-	-	71,640
Net Loss	-	-	-	-	(844,072)	(844,072)
Balance—December 31, 2024	**25,585,127**	**$ 271**	**$ 2,359,864**	**$ (58,371)**	**$ (2,195,518)**	**$ 106,246**

See accompanying notes to financial statements.

TARGET ARM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(844,072)	$	(884,509)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation of Property		23,414		44,409
Amortization of Intangibles		193		630
Share-based Compensation		71,640		252
Changes in operating assets and liabilities:				
Accounts Receivable, net		(39,692)		150,000
Prepaids and Other Current Assets		(13,539)		27,611
Credit Cards		1,308		(8,267)
Security Deposit		-		2,200
Net cash used by operating activities		**(800,747)**		**(667,674)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(9,637)
Sale/disposal of vehicle		7,224		3,500
Purchases of Intangible Assets		(2,582)		-
Net cash provided/(used) in investing activities		**4,642**		**(6,137)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock		423,712		-
Capital Distribution		-		(1,121)
Line of credit		147,953		-
Borrowing on Promissory Notes and Loans		(13,007)		(11,425)
Net cash provided/(used) by financing activities		**558,658**		**(12,546)**
Change in Cash		**(237,447)**		**(686,358)**
Cash—beginning of year		266,551		952,909
Cash—end of year	$	**29,105**	$	**266,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	46,122	$	38,354

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020, in the state of Delaware. The corporation possesses a fully owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular and Ralar products, retain the decision-making, and revenue recognition. Tular and Ralar are devices that enable autonomous launch and recovery of both rotary and fixed-wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded ten (10) Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular and Ralar from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage, as well as for an Army Arsenal Modular Mission Payload (A-MMP).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits, while as of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,947.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Management deemed allowance for expected credit losses to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Vehicles	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
Property	39 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include patents and trademarks and are amortized over a period of five years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $110,432 and $6,607, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2025, which is the date the financial statements were available to be issued.

3.   **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Accounts receivable consists primarily of trade receivables, accounts payable consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Prepaids and other current assets comprise primarily prepaid expenses.

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,		2024		2023
Furniture and Equipment	$	28,877	$	28,877
Vehicles		13,334		35,146
Leasehold Improvements		5,550		5,550
Computer Equipment		40,948		40,948
Property		898,733		898,733
Property and Equipment, at Cost		**987,443**		**1,009,255**
Accumulated Depreciation		(130,346)		(141,014)
Property and Equipment, Net	$	**857,097**	$	**868,241**

Depreciation expenses for property and equipment for the year ended December 31, 2024, and 2023 were in the amount of $23,414 and $44,409, respectively.

5.   INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,		2024		2023
Patents and Trademarks	$	10,092	$	7,510
Intangible Assets, at cost		**10,092**		**7,510**
Accumulated Amortization		(7,703)		(7,510)
Intangible Assets, Net	$	**2,389**	$	**-**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the year ended December 31, 2024, and 2023 was in the amount of $193 and $630, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 25,585,127 and 1,258,373 shares of common stock were issued and outstanding.

7.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value on the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.31%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**237,562**	**$ 0.01**	**0.27**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**237,562**	**$ 0.01**	**0.24**
Granted	6,503,207	0.01	-
Exercised	-	-	-
Expired/Cancelled	(237,562)	(0.01)	-
Outstanding at December 31, 2024	**6,503,207**	**$ 0.01**	**9.01**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $71,640 and $252, respectively.

8. DEBT

Loans

The Company had outstanding term loans/notes payable. Details of loans outstanding are as follows:

			As of December 31,	
Instrument Name	**Maturity year**	**Effective interest rate**	**2024**	**2023**
Savings Bank of Danbury - Commercial Mortgage Variable Rate Note	2048	5.95%	$ 675,568	$ 688,575
Notes payable			**675,568**	**688,575**
Less: Debt issuance costs			-	-
Total notes payable, net			**675,568**	**688,575**
Less: Current portion, net			(13,256)	(11,969)
Non current portion notes payable, net			$ **662,312**	$ **676,606**

As of December 31, 2024, the aggregate maturities of long-term borrowings are as follows:

Year ending December 31,	**2024**
2025	$ 13,255
2026	13,255
2027	13,255
2028	13,255
2029	13,255
Thereafter	609,290
Total maturities of long-term borrowings	**675,567**
Less: Current portion of long-term borrowings	(13,255)
Long-term borrowings	$ **662,312**

Line of credit

The Company entered into a Line of Credit agreement with JPMorgan Chase Bank. The credit facility size is $150,000. The interest rate is 8.75% per annum. The total outstanding balance as of December 31, 2024, was $147,953 and the entire balance is classified as current liability.

9. INCOME TAXES

The provision for income taxes consists of the following:

As of Year Ended December 31,	**2024**	**2023**
Net Operating Loss	$ (240,561)	$ (252,085)
Valuation Allowance	240,561	252,085
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (509,822)	$ (269,262)
Valuation Allowance	509,822	269,262
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,788,850. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024, and 2023.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 14, 2025, which is the date the consolidated financial statements were available to be issued.

In late December 2024, the Company signed a two-year sales contract that started generating revenue in February 2025, at $85,234.63 per month for 24 months going forward.

In January 2025, the Company signed a short-term sales contract for $74,970 that should be realized entirely in the first half of 2025.

In March 2025, the Company signed a commercial leasing contract for one Ralar device and two drones to Recon Rig Inc. The Company is awaiting notice to execute the order. Contract is for hardware valued at $69,150, with an initial deposit of $13,830 due upon order initiation. The remainder will be added to the annual maintenance contract for $12,477, and then leased to Recon Rig at $3,064.092 per month for 24 months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $844,072, an operating cash outflow of $800,747, and liquid assets in cash of $29,105, which are less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jeffrey A. McChesney, Principal Executive Officer of Target Arm Inc., hereby certify that the financial statements of Target Arm Inc. included in this Report are true and complete in all material respects.

Jeffrey A. McChesney

CEO & Founder